UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

O2MICRO INTERNATIONAL LIMITED

(Name of the Issuer)

O2Micro International Limited

Mr. Shyun-Dii Sterling Du

Mr. Chuan-Chiung Perry Kuo

Right Dynamic Investments Limited

FNOF Precious Honour Limited

Rim Peak Technology Limited

FNOF Dynamic Holdings Limited

Forebright New Opportunities Fund III, L.P.

FNOF GP III Limited

Forebright Global Limited

Take Success Limited

Greenfiled International Limited

Mr. Cheng Liu

Mr. Kun Wan Ip

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.00002 per share*

American Depositary Shares, each representing fifty (50) Ordinary Share

(Title of Class of Securities)

67107W 100**

(CUSIP Number)

O2Micro International Limited Grand Pavilion Commercial Centre West Bay Road P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands (345) 945-1110	Right Dynamic Investments Limited FNOF Precious Honour Limited Rim Peak Technology Limited c/o Suite 3720, Jardine House 1 Connaught Place, Central Hong Kong (852) 2598-2598

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Mr. Shyun-Dii Sterling Du RmB, 2Fl, Zhangjian Mansion No 289, Chun Xiao Rd, Pudong New Area Shanghai Free Trade Zone China 201203 (345) 945-1110	Mr. Chuan-Chiung Perry Kuo 3F., No. 1, Sec. 4 Nanjing E. Road Songshan District Taipei City, Taiwan 105, China (345) 945-1110

FNOF Dynamic Holdings Limited

Forebright New Opportunities Fund III, L.P.

FNOF GP III Limited

Forebright Global Limited

Take Success Limited

Greenfiled International Limited

Mr. Cheng Liu

Mr. Kun Wan Ip

c/o Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong

(852) 2598-2598

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares

**	This CUSIP applies to the American depositary shares, each representing fifty ordinary shares

With copies to:

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People’s Republic of China +86 10 6535 5500	Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500

This statement is filed in connection with (check the appropriate box):

a	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐ The filing of a registration statement under the Securities Act of 1933.

c	☐ A tender offer

d	☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

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INTRODUCTION

This Amendment No. 3 (the “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto and as amended (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) O2Micro International Limited, an ordinary resident company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.00002 per share (each, a “Share,” and collectively, the “Shares”), including Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing fifty (50) Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Shyun-Dii Sterling Du, the chief executive officer and chairman of the board of directors of the Company (“Mr. Du”); (c) Mr. Chuan-Chiung Perry Kuo, the chief financial officer, joint secretary and director of the Company (“Mr. Kuo”, and together with Mr. Du, the “Management Members”); (d) Right Dynamic Investments Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Holdco”); (e) FNOF Precious Honour Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (f) Rim Peak Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”); (g) FNOF Dynamic Holdings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (the “Sponsor”); (h) Forebright New Opportunities Fund III, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (the “Forebright Fund”); (i) FNOF GP III Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“FNOF GP”); (j) Forebright Global Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Forebright Global”); (k) Take Success Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Take Success”); (l) Greenfiled International Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Greenfiled”); (m) Mr. Cheng Liu, a director of Parent, Merger Sub, Holdco, the Sponsor, Forebright Global and Take Success; and (n) Mr. Kun Wan Ip, a director of Parent, Merger Sub, Holdco, the Sponsor, FNOF GP, Forebright Global and Greenfiled.

Throughout this Transaction Statement, the Management Members, Parent, Merger Sub, Holdco, the Sponsor, Forebright Fund, FNOF GP, Forebright Global, Take Success, Greenfiled, Mr. Cheng Liu and Mr. Kun Wan Ip are collectively referred to as the “Buyer Group.” (a) The Management Members, and (b) Rong Hu, Heng Yang, Hongming Su, Ching-Chuan Kuo, Chao Ching Lee, Chien-Kuo Li, Kenichiro Ueda, Hsiao-Tsai Chen, Yun Lin, Guoxing Li, Asia Management Limited, Pan Pacific Technologies Limited, Genova International Holdings Inc, Jillian Wei Du, and Clayton Young Du (the “Other Rollover Shareholders”) are collectively referred to herein as the “Rollover Shareholders.”

This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Transaction Statement.

All capitalized terms used in this Final Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

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Item 15	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On January 31, 2023, at 2:00 p.m. (Cayman Islands Time), an extraordinary general meeting of the shareholders of the Company was held at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger and the consummation of the transactions contemplated thereby, including the Merger.

On March 3, 2023, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of March 3, 2023, pursuant to which the Merger became effective on March 3, 2023 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

The consummation of the Merger was financed through a combination of (i) rollover equity from the Rollover Shareholders, (ii) certain loan facilities in a total amount of US$80,000,000.00 (with certain fees and reserves deducted) pursuant to a facility agreement dated February 27, 2023 by and among Parent, Holdco, Merger Sub, Credit Suisse and certain other parties thereto, (iii) cash contributions by the Sponsor in the amount of US$46,000,000.00, and (iv) upon Parent’s written request pursuant to Section 6.18 of the Merger Agreement, certain available unrestricted cash of the Company in the amount of US$146,000.00.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and Shares represented by ADSs, was cancelled and ceased to exist in exchange for the right to receive the Per Share Merger Consideration in cash, and each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the Shares represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive the Per ADS Merger Consideration in cash.

At the Effective Time, the Excluded Shares and the ADSs representing such Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time, were cancelled and ceased to exist without payment of any consideration or distribution therefor.

At the Effective Time, the Company (a) terminated the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, and (b) provided for the treatment of each Company Option that was then outstanding and unexercised, whether or not vested or exercisable, and each Company RSU that was then outstanding as described below.

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Each holder of a Company Option to purchase Shares granted under the Company Share Plans that was vested at or prior to the Effective Time and remained outstanding at the Effective Time (each, a “Vested Company Option”), will, in exchange therefor, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and (y) the number of Shares underlying such Vested Company Option. Each such Vested Company Option with the exercise price per Share that was equal to or greater than the Per Share Merger Consideration was cancelled without any cash payment being made in respect thereof.

At the Effective Time, except as otherwise specified in the Merger Agreement, each Company Option that was not a Vested Company Option (each, an “Unvested Company Option”) was assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Each assumed Unvested Company Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

At the Effective Time, except as otherwise specified in the Merger Agreement, each Company RSU was assumed by the Holdco and converted into a restricted stock unit award with respect to a number of shares of common stock of Holdco, and such restricted stock unit award will be subject to the same terms and conditions as were applicable to such Company RSUs immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

Notwithstanding the foregoing, each independent director of the Company that holds Company Options and/or Company RSUs, whether vested or unvested, that were cancelled at the Effective Time will, except as otherwise agreed to in writing between such persons and Parent, in exchange therefor, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) determined as follows: (a) in the case of Company Options, the cash payment will be determined in a manner consistent with the provisions applicable to the Vested Company Options as set forth above, and (b) in the case of Company RSUs, the cash amount will be determined by multiplying the Per Share Merger Consideration by the number of Shares underlying such Company RSUs.

Immediately prior to the Effective Time, each Company RSU held by the Management Members became fully vested and the restrictions with respect thereto lapsed, and each such Company RSU was immediately settled into one Share. All such Shares were converted at the Effective Time into a number of shares of common stock of Holdco. Immediately prior to the Effective Time, each Company Option held by the Management Members became fully vested and became a Vested Company Option. At the Effective Time, each such Vested Company Option was assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Except as otherwise specified in the Merger Agreement, each such option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time (other than the vesting terms that may have otherwise applied).

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Each of the Other Rollover Shareholders will, except as otherwise agreed to in writing between such persons and Parent or otherwise specified in the Merger Agreement, in exchange for their Company Options and/or Company RSUs, be issued with an employee incentive award with respect to a number of shares of common stock of Holdco, to replace such Company Option and/or Company RSU. The replacement stock options granted in exchange for such Company Options will be determined in a manner consistent with the provisions applicable to the Unvested Company Options as set forth above, and the replacement restricted stock units granted in exchange for such Company RSUs will be determined in a manner consistent with the provisions applicable to the Company RSUs as set forth above. Each Vested Company Options held by such Rollover Shareholders with the exercise price that was equal to or greater than the Per Share Merger Consideration was cancelled for no consideration and any such Vested Company Options will not be entitled to the treatment of Vested Company Options contemplated in this paragraph. Such replacement stock options and replacement restricted stock units will be subject to the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including Nasdaq Global Select Market (“Nasdaq”), and the Company will cease to be a publicly traded company. The Company has requested Nasdaq to file an application on Form 25 with the SEC to remove the ADSs from listing on Nasdaq and withdraw registration of the Company’s registered securities under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company dated December 16, 2022 (the “Proxy Statement”).*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.*
(a)-(4)	Press Release issued by the Company, dated September 30, 2022, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 30, 2022.*
(c)-(1)	Opinion of Needham & Company, LLC, dated September 30, 2022, incorporated herein by reference to Annex C to the Proxy Statement.*
(c)-(2)	Discussion Materials prepared by Needham & Company, LLC for discussion with the special committee of the board of directors of the Company, dated September 29, 2022.*
(c)-(3)	Draft Discussion Materials prepared by Needham & Company, LLC for discussion with the special committee of the board of directors of the Company, dated June 7, 2022.*
(d)-(1)	Agreement and Plan of Merger, dated as of September 30, 2022, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*
(d)-(2)	Support Agreement, dated as of September 30, 2022, by and among the Rollover Shareholders and Holdco, incorporated herein by reference to Exhibit 7.9 to the Schedule 13D/A filed by the Management Members, Parent and Holdco with the SEC on October 3, 2022.*
(d)-(3)	Limited Guarantee, dated as of September 30, 2022, by and between the Company and the Sponsor, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by the Management Members, Parent and Holdco with the SEC on October 3, 2022.*
(d)-(4)	Equity Commitment Letter, dated September 30, 2022, by and among the Sponsor, Holdco and the Forebright Fund, incorporated herein by reference to Exhibit 7.8 to the Schedule 13D/A filed by the Management Members, Parent and Holdco with the SEC on October 3, 2022.*
(d)-(5)	Consortium Agreement, dated May 20, 2022, by and between the Management Members and Parent, incorporated herein by reference to Exhibit 7.2 to the Schedule 13D filed by the Management Members with the SEC on June 3, 2022.*
(d)-(6)	Interim Investors Agreement, dated September 30, 2022, by and among the Management Members, the Sponsor, Holdco, Parent and Merger Sub, incorporated herein by reference to Exhibit 7.11 to the Schedule 13D/A filed by the Management Members, Parent and Holdco with the SEC on October 3, 2022.*
(d)-(7)	Commitment Letter, dated September 30, 2022, by Credit Suisse AG, Singapore Branch to Parent, incorporated herein by reference to Exhibit 7.7 to the Schedule 13D/A filed by the Management Members, Parent and Holdco with the SEC on October 3, 2022.*
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.*
(f)-(2)	Cayman Islands Companies Act (As Revised)-Section 238, incorporated herein by reference to Annex D to the Proxy Statement.*
(g)	Not applicable.
107	Calculation of Filing Fee Tables*

* Previously filed.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2023
O2MICRO INTERNATIONAL LIMITED
	By:	/s/ Lawrence Lin
		Name:	Lawrence Lin
		Title:	Chairman of the Special Committee

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2023
Shyun-Dii Sterling Du
	By:	/s/ Shyun-Dii Sterling Du

Chuan-Chiung Perry Kuo
	By:	/s/ Chuan-Chiung Perry Kuo

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2023
Right Dynamic Investments Limited
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

FNOF Precious Honour Limited
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

Rim Peak Technology Limited
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

FNOF Dynamic Holdings Limited
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

Forebright New Opportunities Fund III, L.P. By FNOF GP III Limited, its General Partner
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2023
Forebright Global Limited
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

Take Success Limited
	By:	/s/ Cheng Liu
		Name:	Cheng Liu
		Title:	Director

Greenfiled International Limited
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

Cheng Liu
	By:	/s/ Cheng Liu

Kun Wan Ip
	By:	/s/ Kun Wan Ip

[Signature Page to Schedule 13E-3 Transaction Statement]